DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue, 34th Floor

New York, New York 10158

Telephone: (212) 557-7200

March 21, 2014

Via Edgar Correspondence

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Sysorex Global Holdings Corp.
Amendment No. 5 to Registration Statement on Form S-1
Last Filed March 13, 2014
File No. 333-191648

Dear Sir or Madam:

This letter is in response to the comments contained in the Staff’s letter to Sysorex Global Holdings Corp. (the “Company”), dated March 19, 2014 (the “Staff’s Letter”), concerning the Company’s Registration Statement on Form S-1 (File No. 333-191648), including all amendments thereto (the “Registration Statement”) filed with the Securities and Exchange Commission. We have filed an amendment to the Registration Statement (the “Amendment No. 5) concurrently with this letter incorporating and/or responding to the requested changes.

The comments set forth in the Staff’s Letter are repeated below and, for the convenience of reference, the number beside each of the following comments corresponds to the same paragraph number in the Staff’s Letter.

General

1.

We note your disclosure on page II-3 and in footnote 2 on page 6 as well as the Form D filed on Mar. 13, 2014 regarding your recent sale of 400,000 shares to Geneseo Communications in reliance on Rule 506(c) of the Securities Act. Please provide us with your legal analysis of whether that private offering should be integrated with this concurrent public offering. For guidance, we refer you to Securities Act Release No. 8828 (Aug. 3, 2007) and Question 139.25 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Sections.

Barbara C. Jacobs Assistant Director Division of Corporation Finance Securities and Exchange Commission	Page 2

Response No. 1:

Rule 506(c) under Item 6 Federal Exemptions and Exclusions Claimed was inadvertently checked in the Form D filed by the Company on March 13, 2014 for the private offering of securities to Geneseo Communications, Inc. (“Geneseo”). The Company filed an amended Form D on March 20, 2014 in order to check the box indicating its reliance on Rule 506(b). The Company did not engage in any form of general solicitation in connection with the offering to Geneseo at any time. The Company did not solicit or offer securities to any other investor in this offering.

The guidance set forth in the Securities Act Release No. 8828 (Aug. 3, 2007) (the “Release”) and Question 139.25 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Sections provides that the five factor integration analysis of Securities Act Rule 502(a) is not applicable in the event of a side-by-side private offering with a registered public offering in those circumstances where “investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption.”

In addition, the Release provides, “if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

The Company has a pre-existing business relationship with a principal of Geneseo that commenced in April 2013, approximately four (4) months prior to the initial filing of the Registration Statement, at which time the Company contracted with Global Medical Informatics LLC (“GMI”), an affiliate of Geneseo, to serve as a subcontractor in connection with software development support to be provided to a client of the Company. Geneseo and GMI share common management members, shareholders and office locations. The client project subcontracted to GMI is currently ongoing. The Company’s relationship with these affiliated entities during the course of the GMI subcontracting arrangement culminated in the execution of the Master Services Agreement, dated February 24, 2014 (the “MSA”), which is further discussed in Response No. 3 below. The Company plans to use the proceeds of the offering to Geneseo primarily for hiring staff, buying equipment and funding a sales and marketing program for the business anticipated to result from the MSA.

Barbara C. Jacobs Assistant Director Division of Corporation Finance Securities and Exchange Commission	Page 3

As required by the Release and in accordance with Question 139.25 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations, and as evidenced by the pre-existing relationship described above with Geneseo and its affiliate GMI, (1) Geneso was not identified or contacted through the marketing of the offering and (2) the Registration Statement did not serve as a general solicitation in connection with this private offering of securities. Therefore Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) promulgated thereunder provide an available exemption from registration for the private offering of securities to Geneseo and should not be integrated with the public offering pursuant to the Registration Statement.

2.

We note that as part of the consideration for your purchase of AirPatrol Corporation, you intend to issue 2,000,000 shares of common stock. Please tell us in your response whether you intend to register the issuance of these shares or whether you intend to rely on an exemption from registration and, if so, which exemption you will rely on.

Response No. 2:

The Company intends to issue the 2,000,000 shares of common stock (the “Share Consideration”) to the stockholders of AirPatrol pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder, inasmuch as the Share Consideration will be issued to no more than 35 non-accredited investors who have been provided with an Information Statement containing the information required by Rule 502(b) of Regulation D to be provided to non-accredited investors. Furthermore, the Company has not engaged, and will not engage, in any form of general solicitation or advertising in connection with such issuance.

Pursuant to the Agreement and Plan of Merger, dated December 20, 2013 as amended (the “AirPatrol Agreement”), by and among the Company and AirPatrol, the Company agreed to register the resale of the Share Consideration on a subsequent registration statement on Form S-1 within 30 days following the closing of the merger contemplated by the AirPatrol Agreement.

Prospectus Summary

The Offering, page 6

3.

We note your disclosure in footnote 1 on page 6 that you have entered into a strategic relationship with Geneseo Communications. In your response, and with an eye towards future disclosure, please provide us with additional information on the nature and material terms of this relationship. Also, advise what consideration you have given to filing any agreements related to your strategic relationship with Geneseo Communications as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Barbara C. Jacobs Assistant Director Division of Corporation Finance Securities and Exchange Commission	Page 4

Response No. 3

The Company entered into a Master Service Agreement (the “MSA”) on February 24, 2014, with Geneseo d/b/a ColoHub, pursuant to which the Company agreed to purchase certain telecommunications and related infrastructure services from Geneseo, including leasing 1,000 square feet of data center space for $17,500 per month, plus power, beginning on April 1, 2014, to be used initially by the Company and subsequently for resale to the Company’s customers. The Company initially intends to private label Geneseo services and data center space for Lilien and Sysorex customers. In addition, it intends to use a portion of the funds invested by Geneseo, described in the response to Comment #1 herein, to expand the business for use by the Company’s customers by hiring sales people, technicians, purchasing equipment and funding sales and marketing programs, all of which is expected to occur within the next 12 months. The MSA has an initial term of five years and is subject to automatic renewals for one year periods thereafter.

The MSA is a contract executed in the ordinary course of business and is therefore only required to be filed if it satisfies the conditions described in Item 601(b)(10)(ii) and is material in amount or significance. While the Company does not believe that the MSA satisfies those conditions set forth in Item 601(b)(10)(ii), in the interest of disclosure, it has nonetheless determined to file the MSA as Exhibit 99.1 to Amendment No. 5 to the Registration Statement. In addition, the Company has included a description of the MSA under “Business - Overview” on page 56 of Amendment No. 5 to the Registration Statement.

Risk Factors

Risks Relating to AirPatrol’s Business and Industry, page 19

4.

We note the going concern opinion issued to AirPatrol Corporation. Please update your disclosure in this section, and elsewhere in your prospectus as appropriate, to describe this going concern opinion, and how it may impact your business operations and the integration of AirPatrol into your ongoing business operations, or tell us why this information would not be material to investors.

Response No. 4:

This comment has been complied with. AirPatrol’s uncertainty as to its ability to continue as a going concern arose from the debt incurred in connection with the company’s initial capitalization. Management believes that upon the consummation of the acquisition, the uncertainty regarding AirPatrol’s ability to continue as a going concern will be substantially alleviated due to the expectation that most of AirPatrol’s existing liabilities will be satisfied with the cash consideration received from the acquisition. The satisfaction of existing liabilities coupled with the expectation that AirPatrol will be self-sufficient following the acquisition as a result of revenues received from existing sales orders and projected cash flows lead management to believe that the going concern opinion will have minimal, if any impact on the Company’s ongoing business operations. An additional risk factor concerning the going concern report issued to AirPatrol has been added on page 19 of the Amendment No. 5 to the Registration Statement and the disclosure on page 53 in the last paragraph under “Liquidity and Capital Resources - General” has been amended accordingly.

Barbara C. Jacobs Assistant Director Division of Corporation Finance Securities and Exchange Commission	Page 5

Executive Compensation, page 70

5.

Please tell us if Mr. Qureishi is an employee of the company. If he is not, please advise why he is included in the summary compensation table rather than in a director compensation table. Refer to paragraphs (m)(2)(i) and (r) of Item 402 of Regulation S-K. Also, please disclose if Mr. Oppenheim received any compensation for his services as a director during fiscal 2013.

Response No. 5:

This comment has been complied with.  Mr. Qureishi is not an employee of the Company or a named executive officer as of the most recent fiscal year pursuant to Item 402(m)(2)(i) of Regulation S-K.  As a result, the Company has revised the summary compensation table with respect to its named executive officers accordingly and included the relevant disclosure related to both Mr. Qureishi and Mr. Oppenheim in a summary director compensation table on page 73 in accordance with Item 402(r).

Certain Relationships and Related Party Transactions, page 74

6.

Please update this section to disclose the Consulting Services Ordering Agreement entered into with Mr. Qureishi and filed as Exhibit 10.16, or tell us why you are not required to provide this information. See Item 404 of Regulation S-K.

Response No. 6:

This comment has been complied with. Please see page 76 of the Amendment No. 5 to the Registration Statement.

In addition to the amendments to the Registration Statement made in response to the Staff’s comments, the Company has also amended the pro-formas included in the Registration Statement to clarify that the majority of the pre-acquisition liabilities of AirPatrol will be satisfied with the cash portion of the acquisition consideration and that the purchase price of the acquisition is expected to be approximately $30,000,000 which will be revalued at the fair value at the date of the transaction. Please see the pro forma financial statements beginning on page F-94 of Amendment No. 5 to the Registration Statement.

Barbara C. Jacobs Assistant Director Division of Corporation Finance Securities and Exchange Commission	Page 6

If you have any questions please do not hesitate to contact Nadir Ali at (650) 245-0053 or by email at ali@sysorex.com, Elliot H. Lutzker of Davidoff Hutcher & Citron LLP at (646) 428-3210 or by email at ehl@dhclegal.com or Kevin Friedmann of Richardson & Patel, LLP at (212) 566-5159 or by email at kfriedmann@richardsonpatel.com.

Respectfully submitted, DAVIDOFF HUTCHER & CITRON LLP

By:	/s/ Elliot Lutzker
Elliot Lutzker, Partner

cc:     Nadir Ali